Political Calls, Inc.
                             1015 S. Cimarron
                          Las Vegas, NV  89145
                           Phone: (702) 273-8920
                           Fax:  (702) 221-1963

May 21, 2007

Via EDGAR Correspondence
------------------------

U. S. Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Attn:  Mr. Michael McTiernan
            Staff Attorney
            Division of Corporate Finance
            Mail Stop 4561

RE:  Political Calls, Inc.
     Amendment No. 2 to Registration Statement on Form SB-2
     Filed on April 27, 2007
     Commission File No. 333-140823

Dear Mr. McTiernan:

On behalf of Political Calls, Inc. (the "Company), this letter responds to your May 3, 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.


Revenues, page 19
-----------------

1. We note you response to comment three. Please disclose that Mr. Gallagher was one of your customers and the amount of revenues derived from him.

RESPONSE: Based on our response to comment three in our last correspondence, we believe you meant Mr. DeStefano, not Mr. Gallagher. We disclosed on Page 11 under Revenues that Mr. DeStefano was one of our customers and that no revenues were derived from him. Further we disclosed, at no cost to the Company, Political Calls provided a local recorded telephone message in Clark County, Nevada to Mr. DeStefano. Mr. DeStefano received no compensation from the Company.

We have also included this disclosure under "Certain Relationships and Related Transactions" on Page 26.


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Financial Statements
--------------------

2. Please monitor the need to update your financial statements and relevant disclosures within your filing under the guidance of Rule 3-10g of Regulation S-B.

RESPONSE: We recognize that we need to update our financials statements and disclosures within our filings. We appreciate your guidance in this matter.

Accordingly, when we filed our Amendment No. 3, we have included our most recent financials for the Quarter ending March 31, 2007. This updated financials are included throughout our registration statement.

Report of Independent Registered Public Accounting Firm, page F-1
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3.  Please remove the opinion dated February 21, 2007 from your financial statements in an amended filing as this opinion is no longer applicable to the financial statements included within your filing.

RESPONSE:  We have removed the opinion dated February 21, 2007.

Statement of Operations, page F-4
---------------------------------

4. We note your disclosure of diluted loss per share which appears to have an antidilutive effect on loss per share. Paragraph 13 of SFAS 128 indicates that diluted earnings per share shall not assume conversion of securities that would have an antidilutive effect on earnings per share. Please give consideration to the guidance in paragraphs 11 through 13 of SFAS 128 and restate your statement of operations and revise your disclosure in Note 8 to the financial statements in an amended filing.

RESPONSE: We have amended our financial statements regarding diluted loss per share and we have revise our disclosure in Note 8 to the financial statements in an amended filing accordingly.


Revenue Recognition, page F-9
-----------------------------

5. We note your response to prior comment 7 and your revised disclosure. Your previous disclosure addressed phone campaign costs and appeared to indicate that you have a policy of deferring such costs until the completion of the phone campaign. Since your revised disclosure does not appear to address phone campaign costs, please confirm that your policy is to expense such costs as incurred or otherwise provide your policy and your basis in GAAP for such policy to us.

RESPONSE: This confirms that our policy is to expense phone campaign costs as incurred.

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We want to thank you for your assistance in our compliance with the applicable disclosure requirements.  We appreciate your helpfulness.

Sincerely,
/s/ David Gallagher
David Gallagher








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